UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): November 23, 2023

Music Licensing, Inc.

(Exact name of issuer as specified in its charter)

Nevada	82-3156625
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

3811 Airport Pulling Road North, Suite 203, Naples Florida 34105

(Full mailing address of principal executive offices)

(833) 227-7683

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.001 par value

On November 23, 2023, Music Licensing, Inc. (OTC: SONG), a publicly traded company, achieved a historic milestone through the acquisition of substantial royalty stakes. The acquired rights encompass Mechanical Rights, Public Performance Rights, and Sync Rights for iconic works by globally renowned artists, including Elton John, Miley Cyrus, Lil Wayne, Lil Nas X, XXXTENTACION, and Halsey.

This strategic acquisition underscores Music Licensing, Inc.’s commitment to innovation and the dynamic diversification of revenue streams. As part of the terms of the acquisition, the administration of these acquired rights will be handled by the esteemed Kobalt Music Group, alleviating potential antitrust issues associated with Music Licensing, Inc.'s ownership of a US performing rights organization and direct ownership of royalty stakes in Music I.P.

Additionally, Music Licensing, Inc. announces its strategic intent to continue acquiring royalty stakes in other intellectual properties, primarily focusing on the music domain. However, the company will adopt an opportunistic approach and may, from time to time, pursue acquisitions in non-music-related intellectual properties.

The acquired rights include distinguished works by these musical icons, including but not limited to:

●	Miley Cyrus - “Unholy”
●	Elton John & Lil Nas X - “ONE OF ME”
●	Halsey - “clementine”
●	Halsey - “Honey”
●	Halsey - “Honey (John Cunningham Demo)”
●	Lauv - “I (Don’t) Have A Problem”
●	XXXTentacion - “Kill My Vibe”
●	Lil Nas X - “LIFE AFTER SALEM”
●	Lil Wayne & XXXTENTACION - “School Shooters”
●	XXXTENTACION - “THE ONLY TIME I FEEL ALIVE”
●	347aidan - “what i think about”
●	Halsey - “wipe your tears”
●	Halsey - “Lilith”

This victorious acquisition not only positions Music Licensing, Inc. as an industry leader but also establishes new standards for positive growth and unparalleled success. The company’s commitment to elevating the music ecosystem is underscored by this significant and strategic move.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MUSIC LICENSING INC.

Date:	November 27, 2023	By:	/s/ Jake P. Noch
Jake P. Noch, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

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